

Mail Stop 7010

December 12, 2006

Peter Khean
Magnum Equities Group Inc.
#610-1112 West Pender Street
Vancouver, British Columbia
Canada, V6E 2S1

>   **Re:**   **China Energy Corporation**
>   **Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed November 20, 2006**
>   **File No. 333-128608**

Dear Mr. Khean:

We have reviewed your filing and have the following comments.

<u>The Offering, page 7</u>

1. Please clarify the disclosure in your first sentence where you state "Our selling shareholders own an aggregate of 72% of our outstanding shares and will exercise control over matters requiring stockholder approval and will be able to elect all of our directors." Since these shareholders are selling their shares, disclose what percentage of your shares will be held by your officers, directors and 5% shareholders after the offering, assuming the shares being registered will be sold, and what affect that will have over control of the company.

<u>Organization within the Last Five Years, page 30</u>

2. We note your response to prior comment 6. Since Peter Khean founded and organized Omega Project Consultants and currently receives consideration for his continuing role at the company, including the preparation of the registration statement, it appears that Mr. Khean is a promoter of the company as defined under Rule 405 of the Securities Act. Please revise the registration statement to reflect that Mr. Khean is a promoter, including the information required by Item 404(d) of Regulation S-B.

<u>Summary of the terms of the license agreement, page 33</u>

3. We note your response to prior comment 12. As previously requested, please described the material terms of the license agreement, including the penalty provisions. Also clarify in the last paragraph of this section whether you are currently meeting the heating requirements and other material terms <u>according to</u>

the terms of the license agreement. Also disclose whether the thermoelectric plant required to be constructed under the agreement was ever completed and operational. The last sentence in this section indicates that the thermoelectric plan is not ready for operation, yet on page 35 you disclose that the expansion was operational in September 2006. Please clarify.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 68

Nine Month Periods Ended August 31, 2006 and 2005, page 81

4. You disclose that you had negative working capital of $28,381,984 as of August 31, 2006. It appears that you actually had negative working capital of $10,455,604 as of August 31, 2006. Please revise.

Certain Relationships and Related Transactions, page 87

5. We note your response to prior comment 15; however, please tell us whether Magnum Equities Group Inc. or Peter Khean may or plan to assist China Energy in raising capital.

Financial Statements

Consolidated Statements of Income, page F3

6. We have reviewed your response to prior comment 20. Please disclose in your financial statements and discuss in your MD&A the items that comprise the other operating income (expense) – net line item.

Note 3 – Restatements, page F11

7. We have reviewed your response to prior comment 24. It is unclear where you have provided footnote disclosures for adjustments (A), (B), and (C). Please advise or revise.

Financial Statements for the Nine Months Ended August 31, 2006

Consolidated Statements of Cash Flows, page F25

8. Please tell us how the increase in intangible asset of $3,621,391 and the financing of mining rights of $2,515,558 represent actual cash flows that should be presented within the statement of cash flows. If these items do not represent cash receipts or cash payments in the period, they should be disclosed outside of the statement of cash flows. See paragraph 32 of SFAS 95.

9. Please disclose in your financial statements what the increase of investment property of $1,787,935 specifically relates to and when this payment was made.

Note 2 – Investment Property, page F26

10. We have reviewed your response to prior comment 31. We note that you are not depreciating the two office buildings because they were acquired as investments and are not being used. Typically, depreciation should begin when the property is available and ready for use, regardless of whether or not occupancy has occurred. As previously requested, please tell us the accounting literature that you referenced to support your accounting treatment.

Note 3 – Intangible Asset, page F26

11. We have reviewed your response to prior comment 33. One of the characteristics that must be present for an item to qualify as a liability is the obligation cannot be avoided. Given your disclosure that you have the option of forfeiting the mining rights without being obligated to make all future payments, it is unclear why you have recognized an intangible asset and long-term liability related to the mining rights. Please advise or revise accordingly.

As appropriate, please amend your registration statement in response to these comments. You may contact Jeff Gordon at (202) 551-3866 or in his absence, Scott Watkinson at (202) 551-3741 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief